                           Securities and Exchange Commission

                           Washington, D. C.  20549


                           Form 11-K
                           Annual Report

                           Pursuant to Section 15(d) of the
                           Securities Exchange Act of 1934

                           For the Fiscal Year Ended December 31, 1999

                           Commission File No. 1-10697

                           NON-QUALIFIED STOCK PURCHASE PLAN
                           OF COMMERCIAL INTERTECH CORP.


                           COMMERCIAL INTERTECH CORP.
                           1775 Logan Avenue
                           Youngstown, Ohio  44505

                           Audited Financial Statements

                           NON-QUALIFIED STOCK PURCHASE PLAN OF
                           COMMERCIAL INTERTECH CORP.

                           Years Ended December 31, 1999, 1998, and 1997

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

                          Audited Financial Statements

                  Years Ended December 31, 1999, 1998, and 1997

                                    CONTENTS

REQUIRED INFORMATION

Report of Independent Auditors ..............................................  1

Statements of Net Assets--December 31, 1999 and 1998 ........................  2

Statements of Changes in Net Assets--Years Ended December 31, 1999,
    1998, and 1997 ..........................................................  3

Notes to Financial Statements ...............................................  4


EXHIBITS

Consent of Independent Auditors .............................................  9

                         Report of Independent Auditors

Administrative Committee
Non-Qualified Stock Purchase Plan
    of Commercial Intertech Corp.

We have audited the accompanying statements of net assets of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. as of December 31, 1999 and 1998, and the related statements of changes in net assets for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. at December 31, 1999 and 1998, and the changes in its net assets for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The Fund Information in the statements of net assets and the statements of changes in net assets is presented for purposes of additional analysis rather than to present the net assets and changes in net assets of each fund. The Fund Information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

                                                  /s/ Ernst & Young LLP


Cleveland, Ohio
March 23, 2000

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

                            Statements of Net Assets

                                                        DECEMBER 31, 1999                     DECEMBER 31, 1998
                                             ----------------------------------      --------------------------------------
                                                          COMMERCIAL                             COMMERCIAL
                                                          INTERTECH                               INTERTECH
                                                            CORP.                                   CORP.
                                             MONEY         COMMON                    MONEY         COMMON
                                            MARKET         STOCK                     MARKET         STOCK
                                             FUND          FUND         TOTAL         FUND          FUND           TOTAL
                                           --------------------------------------------------------------------------------
ASSETS
Accrued interest receivable                $    221      $     16      $    237      $    222      $      5      $    227
Company contributions receivable                                                        1,640         2,125         3,765
Employee contributions receivable                                                       3,296         4,297         7,593
                                           --------------------------------------------------------------------------------
                                                221            16           237         5,158         6,427        11,585
Investments:
   Money Market Fund                         55,540         6,417        61,957        55,609            46        55,655
   Investment in CIC stock                                 72,382        72,382                      44,869        44,869
                                           --------------------------------------------------------------------------------
                                             55,540        78,799       134,339        55,609        44,915       100,524
                                           --------------------------------------------------------------------------------
Total assets                                 55,761        78,815       134,576        60,767        51,342       112,109

LIABILITIES
Distributions payable to participants        55,761        78,616       134,377        60,767        50,523       111,290
Payable to the Company                                        199           199                         819           819
                                           --------------------------------------------------------------------------------
Total liabilities                            55,761        78,815       134,576        60,767        51,342       112,109
                                           --------------------------------------------------------------------------------

NET ASSETS                                 $      0      $      0      $      0      $      0      $      0      $      0
                                           ================================================================================

See notes to financial statements.

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

                       Statements of Changes in Net Assets


                                                                                                 FOR THE YEAR ENDED
                                                       DECEMBER 31, 1999                         DECEMBER 31, 1998
                                            ---------------------------------------- ------------------------------------------
                                                           COMMERCIAL                                COMMERCIAL
                                                            INTERTECH                                 INTERTECH
                                                              CORP.                                     CORP.
                                                MONEY        COMMON                       MONEY        COMMON
                                                MARKET        STOCK                       MARKET        STOCK
                                                FUND          FUND         TOTAL           FUND         FUND          TOTAL
                                               --------------------------------------------------------------------------------

Contributions:
   Company                                     $ 18,125     $  26,991    $   45,116      $ 19,708     $  24,128    $   43,836
   Employee                                      36,250        54,171        90,421        39,662        48,795        88,457
                                               --------------------------------------------------------------------------------
                                                 54,375        81,162       135,537        59,370        72,923       132,293
Net investment income:
   Interest and dividends                         1,386         1,756         3,142         1,397         1,019         2,416
   Other expenses                                                (292)         (292)                       (168)         (168)
                                               --------------------------------------------------------------------------------
                                                  1,386         1,464         2,850         1,397           851         2,248

Realized gain (loss) on distribution                          (19,290)      (19,290)                     15,233        15,233
Realized gain (loss) on sales of assets                           (20)          (20)                         40            40
Unrealized appreciation (depreciation) in
   aggregate current value of investments                      18,366        18,366                     (44,068)      (44,068)
Decrease (increase) in Company payable                            620           620                        (639)         (639)
Transfers to (from) plan                                                                                   (177)         (177)
                                               --------------------------------------------------------------------------------
Net assets available for distribution            55,761        82,302       138,063        60,767        44,163       104,930
Distributions payable to participants            55,761        82,302       138,063        60,767        44,163       104,930
                                               --------------------------------------------------------------------------------
Net change in net assets                              0             0             0             0             0             0

Net assets at beginning of year                       0             0             0             0             0             0
                                               --------------------------------------------------------------------------------

NET ASSETS AT END OF YEAR                      $      0     $       0    $        0      $      0     $       0    $        0
                                               ================================================================================




                                                     DECEMBER 31, 1997
                                             ------------------------------------
                                                         COMMERCIAL
                                                          INTERTECH
                                                            CORP.
                                              MONEY        COMMON
                                              MARKET        STOCK
                                               FUND          FUND         TOTAL
                                             ------------------------------------

Contributions:
   Company                                   $ 16,360     $  17,446    $   33,806
   Employee                                    32,720        35,421        68,141
                                            -------------------------------------
                                               49,080        52,867       101,947
Net investment income:
   Interest and dividends                       1,550         1,014         2,564
   Other expenses
                                            -------------------------------------
                                                1,550         1,014         2,564

Realized gain (loss) on distribution                         17,229        17,229
Realized gain (loss) on sales of assets                          21            21
Unrealized appreciation (depreciation) in
   aggregate current value of investments                     3,955         3,955
Decrease (increase) in Company payable                           50            50
Transfers to (from) plan
                                            -------------------------------------
Net assets available for distribution          50,630        75,136       125,766
Distributions payable to participants          50,630        75,136       125,766
                                            -------------------------------------
Net change in net assets                            0             0             0

Net assets at beginning of year                     0             0             0
                                            -------------------------------------

NET ASSETS AT END OF YEAR                    $      0     $       0    $        0
                                            =====================================



See notes to financial statements.

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

                          Notes to Financial Statements

                  Years Ended December 31, 1999, 1998, and 1997


A.     SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. (the "Plan") are maintained on the accrual basis.

VALUATION OF INVESTMENTS

Investments are stated at the closing sale price on the last business day of the Plan's year. Investments consist of common shares of Commercial Intertech Corp. (the "Company" or "CIC") and Money Market Fund shares. Generally, purchases of Company shares are made on the open market; however, purchases may also be made directly from the Company's treasury. Historical cost is computed based on average cost for purposes of computing unrealized appreciation (depreciation) in the aggregate current value of investments, realized gain (loss) on distribution, and realized gain (loss) on sales of common stock.

PLAN DISTRIBUTIONS

Distributions payable to participants represent the value of participants' accounts in the Money Market Fund and the number of shares of stock allocated to participants' accounts times the year end market price per share for the Commercial Intertech Corp. Common Stock Fund ("Stock Fund"). Realized gains/losses on distributions are calculated based on historical costs.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

B.     DESCRIPTION OF THE PLAN

The Plan provides investment opportunities for eligible employees, including the opportunity to acquire stock of the Company. Eligible employees include all employees of Commercial Intertech Corp. and its domestic subsidiaries with a base salary in excess of $160,000, as adjusted in accordance with Section 401(a)(17) of the Internal Revenue Code (Match Participants). Eligible employees also include employees, as designated by the senior administrative officer of the company, of foreign subsidiaries of the Company (Overseas Participants), and effective January 1, 1999, highly compensated participants in the Commercial Intertech Retirement Plan (Retirement Plan Participants).

Match Participants and Overseas Participants may elect to contribute up to 15% of their eligible compensation. Eligible compensation, for employees of the Company and its domestic subsidiaries, is defined as base wage or salary in excess of $160,000, as adjusted in accordance with Section 401 (a)(17) of the Internal Revenue Code. For employees of foreign subsidiaries of the Company, eligible compensation consists of base wage or salary. The Company will make a contribution to each such participant's account equal to 50% of the participant's contributions, up to a maximum of 3% of the participant's eligible compensation.

For eligible Retirement Plan Participants, the Company will contribute an amount equal to 150% of the difference between (1) the actual amount of the employer pay based contribution allocation to the account of the employee in the retirement plan for the year just ended, and (2) the amount of the employer pay based contribution allocation that such employee would have received for the year just ended had such contribution allocation not been limited by Treasury regulations under Code Section 401(a)(4) concerning non-discrimination in the amount of contributions.

Match Participants and Retirement Plan Participants may elect to contribute to either the Stock Fund or the Money Market Fund. Overseas participants may contribute to the Stock Fund only. Employee and Company contributions are allocated directly to each participant's account and vest immediately. For the Stock Fund, the monthly allocation of shares to a participant's account is based on the proportion that the participant's contributions and employer contributions for that participant bears to such contributions of all participants who participate in the Stock Fund. Investment income is allocated proportionally to each participant's account.

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

B.     DESCRIPTION OF THE PLAN--CONTINUED

At the beginning of each Plan year, participants may change deduction percentages or investment funds, suspend contributions, or withdraw from the Plan.

Distributions are made after the end of each Plan year. Money Market Fund participants receive the full value of their accounts as of the Plan year end. Stock Fund distributions are made in whole shares of stock, while fractional shares less than one-half are forfeited and used as a credit toward future Company contributions. Distribution of a participant's account is required as soon as practical after the end of the month in which the participant terminates employment for any reason, including death, disability, retirement, discharge or otherwise.

In 1999, 5 employees participated in the Money Market Fund and 11 employees participated in the Stock Fund. In 1998, 7 employees participated in the Money Market Fund and 10 employees participated in the Stock Fund. In 1997, 6 employees participated in the Money Market Fund and 8 employees participated in the Stock Fund.

The Plan is administered by a committee appointed by the Compensation Committee of the Board of Directors of the Company. The Company has the sole right to appoint the Trustee, and to terminate the Plan at any time, subject to Plan provisions. Administrative expenses that are not paid by the Company, in its sole discretion, will be paid by the Plan.

The foregoing description of the Plan provides only general information. Additional information may be obtained from the Plan administrative committee.

C.     INCOME TAX STATUS

The Plan maintains its assets in a trust which is not a qualified trust under
Section 401(a) of the Internal Revenue Code. As such, the trust is a taxable trust under Subchapter J of the Internal Revenue Code and is taxable on undistributed earnings. Participants are taxed on matching Company contributions and earnings distributed by the trust.

Since the trust distributed or intends to distribute all earnings for 1999, 1998, and 1997, it has no federal income tax liability for such years.

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

D.     TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan purchased shares of common stock of Commercial Intertech Corp. during the years ended December 31, 1999, 1998, and 1997. The Plan received dividends of $1,693, $959 and $1,014 on this stock during 1999, 1998, and 1997, respectively.

E.       SUBSEQUENT EVENT

On January 17, 2000, Commercial Intertech and Parker-Hannifin Corporation ("Parker") announced that their Boards of Directors had approved a definitive agreement to merge in a cash and stock transaction whereby Parker would acquire all outstanding stock of Commercial Intertech Corp. for $20.00 per share. Commercial Intertech shareholders will receive Parker common stock based on an exchange ratio that will be determined by the twenty-day average of Parker's closing price as determined five days immediately preceding the closing date of the merger. Alternatively, shareholders may elect to receive $20.00 per share in cash, subject to a maximum of 49 percent of the value of the total shares acquired by Parker. The transaction will be accounted for by the purchase method of accounting for business combinations and is expected to be tax-deferred for that portion of the purchase price received in Parker common stock. The merger, which is anticipated to close in April 2000, is subject to approval of the shareholders of Commercial Intertech Corp.; regulatory approvals in the United States, Europe and other countries; and other closing conditions.

On March 22, 2000, the Board of Directors of Commercial Intertech Corp. approved the termination of the Plan contingent upon the closing of the above referenced transaction. All amounts will be distributed to participants upon termination.

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

            F.    INVESTMENTS





               Identity of Issue Borrower,                       Description of                     Current
                 Lessor or Similar Party                           Investment             Cost       Value
---------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1999
Commercial Intertech Corp. Common Stock Fund:
   *Commercial Intertech Corp.                            **    5,677 common shares
                                                              $12.750 per share       $    76,449  $   72,382
   Federated Investors Inc:
        Treasury Obligations Fund                         **    6,417 shares                6,417       6,417

Money Market Fund:
   Federated Investors Inc.:
     Treasury Obligations Fund                            **   55,540 shares               55,540      55,540
                                                                                      -------------------------
                                                                                      $   138,406  $  134,339
                                                                                      =========================
DECEMBER 31, 1998
Commercial Intertech Corp. Common Stock Fund:
   *Commercial Intertech Corp.                            **    3,468 common shares
                                                              $12.938 per share       $    67,302  $   44,869
   Federated Investors Inc:
      Treasury Obligations Fund                           **       46 shares                   46          46

Money Market Fund:
   Federated Investors Inc.:
     Trust for U. S. Treasury Obligations
     Treasury Obligations Fund                            **   55,609 shares               55,609      55,609
                                                                                      -------------------------
                                                                                      $   122,957  $  100,524
                                                                                      =========================




                                                         Sales and Distributions of Investments
                                                                 During the Year Ended
                                                    --------------------------------------------------
               Identity of Issue Borrower,            Aggregate          Market          Realized
                 Lessor or Similar Party                 Cost             Value         Gain (Loss)
-------------------------------------------------------------------- ---------------------------------
DECEMBER 31, 1999
Commercial Intertech Corp. Common Stock Fund:
   *Commercial Intertech Corp.
                                                      $    73,822       $    54,512      $ (19,310)
   Federated Investors Inc:
        Treasury Obligations Fund                          83,057            83,057              0

Money Market Fund:
   Federated Investors Inc.:
     Treasury Obligations Fund                             60,767            60,767              0



DECEMBER 31, 1998
Commercial Intertech Corp. Common Stock Fund:
   *Commercial Intertech Corp.
                                                      $    53,946       $    69,219      $  15,273
   Federated Investors Inc:
      Treasury Obligations Fund                            67,290            67,290              0

Money Market Fund:
   Federated Investors Inc.:
     Trust for U. S. Treasury Obligations                  50,521            50,521              0
     Treasury Obligations Fund                                  1                 1              0


*        Party-in-interest.

** Individual investment that comprises five percent or more of the Plan's assets. The fair value of the Plan's investment in Commercial Intertech Corp. common stock (including shares bought and distributed, as well as held during the year), appreciated $18,366 in 1999, depreciated $44,068 in 1998 and appreciated $10,020 in 1997. The fair value of the Plan's investment in CUNO Incorporated common stock decreased $6,065 as a result of distribution in 1997.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Date:  March 18, 2000                     Non-Qualified Stock Purchase Plan
                                          of Commercial Intertech Corp.



                                          By: /s/ James M. Donchess
                                             ----------------------------------
                                              James M. Donchess
                                              Corporate Attorney, Benefits